Exhibit (a)(5)(B)

Evoke Pharma and QOL Medical Announce Expiration of Tender Offer

Evoke Stockholders Received $11.00 Per Share in Cash

SOLANA BEACH, Calif., and VERO BEACH, Fl., December 17, 2025 (GLOBE NEWSWIRE) - Evoke Pharma, Inc. (formerly NASDAQ: EVOK) (“Evoke”) and QOL Medical, LLC (“QOL Medical”) today announced that the tender offer (the “Offer”) by QOL-EOS Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of QOL Medical (the “Merger Sub”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke, in exchange for $11.00 in cash per share (the “Offer Price”), subject to any applicable withholding and without interest thereon, expired at one minute past 11:59 p.m., New York City Time, on December 15, 2025 (the “Expiration Time”) and was not extended.

Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, approximately 1,164,862 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 67.63% of the issued and outstanding Shares immediately prior to the Expiration Time.

Following the consummation of the Offer, Merger Sub merged with and into Evoke (the “Merger”), and all Shares that had not been validly tendered in the Offer were canceled and converted into the right to receive the Offer Price (subject to the exercise of appraisal rights). As a result of the Merger, Evoke became a wholly owned subsidiary of QOL Medical. Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on December 17, 2025, all shares of Evoke common stock have ceased trading on Nasdaq, and Evoke intends promptly to cause such shares to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.

About QOL Medical, LLC

QOL Medical is a specialty biopharmaceutical company committed to delivering solutions for rare diseases. Founded in 2003, QOL Medical focuses on improving clinical outcomes and enhancing the quality of life for patients with rare diseases through the acquisition and commercialization of orphan and gastrointestinal products in underserved markets. Learn more at www.qolmed.com.

About Evoke Pharma, Inc.

Evoke is a specialty pharmaceutical company focused primarily on the development of drugs to treat GI disorders and diseases. The company developed, commercialized and markets GIMOTI, a nasal spray formulation of metoclopramide, for the relief of symptoms associated with acute and recurrent diabetic gastroparesis in adults.

Diabetic gastroparesis is a GI disorder affecting millions of patients worldwide, in which the stomach takes too long to empty its contents resulting in serious GI symptoms as well as other systemic complications. The gastric delay caused by gastroparesis can compromise absorption of orally administered medications. Prior to FDA approval to commercially market GIMOTI, metoclopramide was only available in oral and injectable formulations and remains the only drug currently approved in the United States to treat gastroparesis.

About Gimoti® (metoclopramide) nasal spray

GIMOTI is indicated for the relief of symptoms in adults with acute and recurrent diabetic gastroparesis. Important Safety Information:

WARNING: TARDIVE DYSKINESIA

•	Metoclopramide can cause tardive dyskinesia (TD), a serious movement disorder that is often irreversible. The risk of developing TD increases with duration of treatment and total cumulative dosage.

•	Discontinue GIMOTI in patients who develop signs or symptoms of TD. In some patients, symptoms may lessen or resolve after metoclopramide is stopped.

•	Avoid treatment with metoclopramide (all dosage forms and routes of administration) for longer than 12 weeks because of the increased risk of developing TD with longer-term use.

GIMOTI is not recommended for use in:

•	Pediatric patients due to the risk of developing tardive dyskinesia (TD) and other extrapyramidal symptoms as well as the risk of methemoglobinemia in neonates.

•

Moderate or severe hepatic impairment (Child-Pugh B or C), moderate or severe renal impairment (creatinine clearance less than 60 mL/minute), and patients concurrently using strong CYP2D6 inhibitors due to the risk of increased drug exposure and adverse reactions.

GIMOTI is contraindicated:

•	In patients with a history of tardive dyskinesia (TD) or a dystonic reaction to metoclopramide.

•	When stimulation of gastrointestinal motility might be dangerous (e.g., in the presence of gastrointestinal hemorrhage mechanical obstruction, or perforation).

•

In patients with pheochromocytoma or other catecholamine-releasing paragangliomas. Metoclopramide may cause a hypertensive/pheochromocytoma crisis, probably due to release of catecholamines from the tumor.

•	In patients with epilepsy. Metoclopramide may increase the frequency and severity of seizures.

•	In patients with hypersensitivity to metoclopramide. Reactions have included laryngeal and glossal angioedema and bronchospasm.

Potential adverse reactions associated with metoclopramide include: Tardive dyskinesia (TD), other extrapyramidal effects (EPS), parkinsonism symptoms, motor restlessness, neuroleptic malignant syndrome (NMS), depression, suicidal ideation and suicide, hypertension, fluid retention, hyperprolactinemia, effects on the ability to drive and operate machinery. Most common adverse reactions (≥5%) for GIMOTI are: dysgeusia, headache, and fatigue. These are not all of the possible side effects of GIMOTI. Call your doctor for medical advice about whether you should take GIMOTI and the possible risk factors and side effects. You are encouraged to report negative side effects of prescription drugs to the FDA.

Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

Forward-Looking Statements

Evoke, QOL Medical and Merger Sub caution you that statements included in this press release that are not a description of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these terms or other similar expressions. The forward-looking statements are based on the parties’ current beliefs and expectations and include, but are not limited to: statements regarding the payment and timing of payment of the Offer Price to former Evoke stockholders and the ability and timing of delisting and deregistration of the Shares. The inclusion of forward-looking statements should not be regarded as a representation by Evoke, QOL Medical or Merger Sub that any of their respective plans will be achieved. Actual results may differ from those set forth in this press release due to the risks and uncertainties inherent in Evoke’s and QOL Medical’s businesses and the transactions, including, without limitation: that the timing of the payment or delisting or deregistration may be delayed; and other risks and uncertainties pertaining to Evoke’s business, including the risks and uncertainties detailed in Evoke’s prior press releases and in the periodic reports it files with the SEC, as well as the tender offer materials filed by QOL Medical and Merger Sub and the Solicitation/Recommendation Statement filed by Evoke in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and none of Evoke, QOL Medical or Merger Sub undertake any obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Investor & Media Contact for QOL Medical:

Chelsea King

QOL Medical, LLC

Tel: 866-469-3773 x1091

cking@qolmed.com